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                                                                      EXHIBIT 99
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        Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
        Tel: 212-902-1000

                                                                Goldman
                                                                Sachs


PERSONAL & CONFIDENTIAL
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August 26, 1999


Board of Directors
Recovery Engineering, Inc.
9300 North 75th Avenue
Minneapolis, MN 55428

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Recovery Engineering, Inc. (the "Company") of the $35.25 per Share in cash to be received by such holders in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of August 26, 1999, among The Procter & Gamble Company ("Parent"), an indirect wholly-owned subsidiary of Parent, Tenzing, Inc. ("Tenzing"), and the Company (the "Agreement"). Subject to the terms of the Agreement, Parent will cause Tenzing to commence a tender offer for all the Shares (the "Tender Offer") at a price equal to $35.25 per Share in cash for each Share accepted. The Agreement further provides that following purchase of the Shares pursuant to the Tender Offer, Tenzing shall be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares owned by Parent, the Company or any of their subsidiaries) will be converted into the right to receive $35.25 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.
As the Board of Directors is aware, the Goldman Sachs Group, L.P. has an investment in the Company in the form of the $15.0 million aggregate principal amount 5% Convertible Notes due 2003, and Mr. Robert Gheewalla, a Vice President of Goldman, Sachs & Co., is a director of the Company. In addition, we have provided certain investment banking services to Parent from time to time, including having acted as lead managing underwriter of the public offering of the $750,000,000 aggregate principal amount of 5.25% Notes due 2003 of Parent in September 1998, as lead managing underwriter of the public offering of the $500,000,000 aggregate principal amount of 5.625% Notes due 2008 of Parent in April 1998 and as lead managing underwriter of the public offering of $75,000,000 aggregate principal amount of Floating Rate Notes due 2048 of Parent in December 1998, and having acted as financial advisor to Parent in numerous strategic
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Recovery Engineering, Inc.
August 26, 1999
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transactions including the acquisition by Parent of Tambrands Inc. in July 1997, the divestiture by Parent of the Duncan Hines business in January 1998 and the pending acquisition by Parent of the Iams Company. In addition, we are currently providing investment banking services to Parent and may continue to provide investment banking services to Parent in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 3, 1999; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the consumer brand industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.
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Recovery Engineering, Inc.
August 26, 1999
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Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $35.25 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co.
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GOLDMAN, SACHS & CO.